FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 12

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2014

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Jean-Claude Lauzon

Délégation générale du Québec

One Rockefeller Plaza

26th Floor

New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2014 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(99.12)	Excerpts from Section C - “The Québec Economy: Recent Developments and Outlook for 2015 and 2016” of “Budget 2015-2016 - The Québec Economic Plan”, March 26, 2015:

–	Economic outlook in Québec (table C.3);

–	Canadian financial markets (table C.5).

(99.13)	Section D - “The Government’s Detailed Financial Framework” from “Budget 2015-2016 - The Québec Economic Plan”, March 26, 2015:

–	Change in consolidated revenue and expenditure ;

–	Financial framework by sector;

–	Net financial requirements;

–	Appendix 1: Sensitivity analysis of economic variables;

–	Appendix 2 : Impact of the price of oil and gas on public finances;

–	Appendix 3 : Consolidated data by departmental portfolio;

–	Appendix 4 : Allocation of revenue from consumption taxes and natural resources;

–	Appendix 5 : Detailed consolidated financial framework.

(99.14)	Section E - “The Québec Government’s Debt” from “Budget 2015-2016 - The Québec Economic Plan”, March 26, 2015:

–	Debt;

–	Financing and debt management;

–	Information on the retirement plans and on funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec;

–	Credit ratings.

(99.15)	Excerpts from “Budget Speech 2015-2016”, March 26, 2015:

–	Summary of consolidated budgetary transactions – Preliminary results for 2014-2015;

–	Summary of consolidated budgetary transactions – Forecasts for 2015-2016;

–	Consolidated revenue – Forecasts for 2015-2016;

–	Consolidated expenditure – Forecasts for 2015-2016;

–	General fund expenditure – Forecasts 2015-2016;

–	Non-budgetary transactions – Forecasts for 2015-2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 12 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Bernard Turgeon
Name:	Bernard Turgeon
Title:	Associate Deputy Minister

Date: March 30, 2015

3